UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     ---------------------------------------


                                 SCHEDULE 14f-1
                                (Amendment No. 1)

                              INFORMATION STATEMENT
                        Pursuant to Section 14(f) of the
                         Securities Exchange Act of 1934
                      and Rule 14f-1 under the Exchange Act

                     ---------------------------------------


                                Mind2Market, Inc.
    ------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

          Colorado                    000-28711               84-136134
------------------------------  ---------------------  ------------------------
State or other jurisdiction of       (Commission            (IRS Employer
        incorporation)               File Number          Identification No.)

7609 Ralston Road, Arvada, CO                               80002
------------------------------------------          -----------------------
(Address of Principal Executive Offices)                  (Zip Code)

                                 (303) 422-8127
               Registrant's telephone number, including area code

                                MIND2MARKET, INC.
                                7609 Ralston Road
                             Arvada, Colorado 80002

 INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                      OF 1934 AND RULE 14(F)-1 THEREUNDER

      This Information Statement amends and restates the Information Statement previously filed with the SEC on May 26, 2005 and mailed to our stockholders to correct information under the headings, "CHANGE IN CONTROL TRANSACTION" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

      This Information Statement is being mailed on or about May 27, 2005 to holders of record as of the close of business on May 26, 2005 of shares of common stock, $0.0001 par value per share ("Common Stock"), of Mind2Market, Inc. (the "Company," "we," "us," or "our"). You are receiving this Information Statement in connection with the appointment of persons designated by M2M Acquisitions, LLC, an Illinois limited liability company ("M2M"), to a majority of the seats on the board of directors of the Company in connection with M2M's purchase on May 20, 2005 of newly issued Common Stock of the Company representing approximately 95% of the Company's outstanding Common Stock.

      The appointment is being effected through an increase in the number of authorized board members, the resignation of incumbent directors and the appointment of new directors to fill those vacancies. Effective May 20, 2005, the closing date of the Stock Purchase and Loan Agreement (the "Closing Date"), Mr. Redgie Green resigned from our board. Effective concurrently on the Closing Date, the size of our board was increased from three to four members and each of Lee Wiskowski and Douglas Stukel (collectively, the "M2M Nominees") was appointed to fill the vacancy and newly-created directorship. Each of these individuals was designated by M2M. Our board now consists of the two M2M Nominees and two incumbent directors, Wesley Whiting and James Clark. It is contemplated that ten days after we file this Information Statement with the Securities and Exchange Commission ("SEC") and mail it to the registered holders of our Common Stock, Messrs. Whiting and Clark will resign from the Board. As the appointments to the Board have been effected other than at a meeting of our stockholders, Section 14(f)-1 of the Securities Act of 1934, as amended, together with Rule 14(f)-1 promulgated thereunder, require us to provide our stockholders and the SEC with the information set forth in this Information Statement not less than ten days prior to the date on which the M2M Nominees will constitute a majority of our board or such other time period as may be established by the SEC. No actions are required by our stockholders in connection with the appointment of the M2M Nominees. Nevertheless, you are urged to read this Information Statement carefully and in its entirety.

      THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY. WE ARE NOT SOLICITING YOUR PROXY OR CONSENT IN CONNECTION WITH THE ITEMS DESCRIBED HEREIN. NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT. THIS INFORMATION STATEMENT IS NOT AN OFFER TO PURCHASE YOUR SHARES.

                          CHANGE IN CONTROL TRANSACTION

      On May 20, 2005, we entered into the Stock Purchase and Loan Agreement with M2M (the "Purchase Agreement"). Pursuant to the terms of the Purchase Agreement, on May 20, 2005, (1) we issued 15,200,000 shares of our Common Stock

(the "Shares") to M2M, representing approximately 95% of our outstanding shares of Common Stock; and (2) M2M paid us $450,000 in cash, of which $15,200 represents the purchase price of the Shares and $434,800 is a loan to us (the "Loan"). The Loan is evidenced by a promissory note that matures in a single installment on August 13, 2005 and bears interest at a rate equal to the lesser of the maximum legally permitted rate or the rate of 18% per annum, plus a charge of approximately $1,500. Following an event of default under the note, the note bears interest at a rate of 21% per annum. The Purchase Agreement further requires the Company to reimburse M2M's legal and other costs and fees associated with the transaction. Our board of directors intends to seek additional capital to enable us to repay the Loan.

      M2M funded the acquisition of the Shares and the Loan with proceeds of a loan from a private investor, Mr. Louis L. Orenstein (the "Lender"). This loan (the "M2M Loan") is evidenced by a promissory note having a principal amount of $450,000 that matures in a single installment on August 13, 2005 and bears interest at a rate of 18% per annum. Following an event of default under the note, the note bears interest at a rate equal to 21% per annum. The M2M Loan also requires that M2M distribute 100,000 Shares to the Lender. M2M intends to repay the M2M Loan with payments made on the Loan and a $15,200 capital contribution from M2M's members. The M2M Loan is secured by a pledge of the Shares.

      Immediately following the acquisition of the Shares, M2M transferred 100,000 Shares to its Lender as consideration for the M2M Loan and distributed the remainder of the Shares (15,100,000 Shares) to its members on a pro rata basis based upon each member's ownership interest in M2M. Following the transfer and distribution, the Shares are owned by the Lender, Grander, LLC, an Illinois limited liability company, DJS Investments II, LLC, an Illinois limited liability company, and the Roberti Jacobs Family Trust U/A/D 11/11/99. See "Security Ownership of Certain Beneficial Owners and Management" for information regarding the amount of shares owned by each member.

      One of the conditions for closing of the Purchase Agreement was that our board be comprised of a majority of directors appointed by M2M. As such, effective on the Closing Date, Mr. Redgie Green resigned as a director. Concurrently, the size of our board was increased from three to four members and each of Lee Wiskowski and Douglas Stukel were appointed to fill the vacancy and newly-created directorship. Each of these individuals was designated by M2M's board members. Our board now consists of four members: the two M2M Nominees, Lee Wiskowski and Douglas Stukel, and our two incumbent directors, Wesley Whiting and James Clark. It is contemplated that ten days after we file this Information Statement with the SEC and mail it to our stockholders of record, Messrs. Whiting and Clark will resign and there will be two vacancies. As a result, the M2M Nominees will constitute a majority of our board of directors.

      Additionally, on the Closing Date, Mr. James Clark resigned from his position as our Chief Executive Officer and Mr. Redgie Green resigned from his position as our Secretary and Treasurer. Effective on the Closing Date, Mr. Douglas Stukel was appointed to serve as our President and Mr. Lee Wiskowski was appointed to serve as our Secretary and Treasurer.

      In connection with the change in control of the Company, we will also change our business plan. Prior to the change in control, we had been involved in business endeavors such as internet advertising, marketing, and promotion and had not realized material revenues from our planned operations. In connection with the change in control, our board of directors desires to pursue business endeavors related to fitness centers, physical therapy centers and other health-related businesses. Accordingly, our board intends to seek additional capital to enable us to fund the purchase of one or more businesses with a particular focus on fitness centers, physical therapy centers and other health-related businesses.

      Additionally, in connection with the Purchase Agreement, M2M acquired from certain of our stockholders options entitling M2M to purchase up to 340,996 additional shares of our Common Stock. The options are exercisable as follows:

(1) 120,249 shares may be purchased on or before August 10, 2005 at a price of $5.00 per share; (2) 80,249 shares may be purchased on or before November 8, 2005 at a price of $5.00 per share; (3) 80,249 shares may be purchased on or before February 6, 2006 at a price of $7.00 per share; and (4) 60,249 shares may be purchased on or before May 12, 2006 at a price of $10.00 per share.

                                VOTING SECURITIES

      As of the date of this Information Statement, our authorized capital stock consisted of 50,000,000 shares of Common Stock, of which 15,985,305 shares were issued and outstanding and 5,000,000 shares of preferred stock, par value $0.10 per share, of which no shares were issued and outstanding. Each share of Common Stock entitles the holder of the share to one vote.

                                   MANAGEMENT

Executive Officers and Directors

      Set forth below are the names, ages, position(s) with Company and business experience of our directors and executive officers.

      NAME                  AGE       POSITION
      ----                  ---       --------

      Douglas Stukel        35        President/Director
      Lee Wiskowski         38        Secretary, Treasurer/Director
      James Clark           45        Director
      Wesley Whiting        73        Director

      Directors hold office until the next annual meeting of our stockholders and until their successors have been elected and qualify. Officers are elected by the board of directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of the board of directors. Set forth below under "Business Experience" is a description of the business experience of our executive officers and directors.

Business Experience

      DOUGLAS STUKEL, PRESIDENT AND DIRECTOR. On the Closing Date, Mr. Stukel was appointed to serve as our President and as a member of our board of directors. Mr. Stukel also serves as a director of Capital Growth Systems, Inc. ("CGS") and as the co-chief executive officer of CGS. Mr. Stukel, together with Mr. Wiskowski, led the investor group which purchased the majority stake in CGS, and subsequently raised substantial capital to fund working capital requirements in connection with CGS' acquisitions of Nexvu Technologies, LLC and Frontrunner Network Systems, Inc. Nexvu has developed an advanced set of software tools in the application performance management services industry. Frontrunner is a complementary telephone systems integrator, with expertise in installation, sales and management of systems through its network operating center. In addition, Mr. Stukel is a co-founder of Premier Holdings of Illinois, LLC, a distributor of medical supplies based in Joliet, Illinois. Mr. Stukel served as the president of Cendant Home Funding, a residential mortgage company based in Joliet, Illinois, from 1997 until 2001. Mr. Stukel is also a co-founder of Momentum Capital, LLC, a privately held firm providing financial advisory services in connection with mergers and acquisitions and analysis as to strategic alternatives. As a co-founder of Momentum Capital, LLC, Mr. Stukel's responsibilities are related to the location of potential clients, the negotiation of agreements with those clients and the provision of advisory services related to the clients.

      LEE WISKOWSKI, SECRETARY, TREASURER AND DIRECTOR. On the Closing Date, Mr. Wiskowski was appointed to serve as our Secretary and Treasurer and as a member of our board of directors. Mr. Wiskowski also serves as a director of Capital Growth Systems, Inc. ("CGS") and as a co-chief executive officer of CGS. In 1994, Mr. Wiskowski was the co-founder of Madison Securities (40-person team) and early in 1999 was a co-founder of Advanced Equities, Inc. (50-person team), both NASD licensed broker-dealers focusing on emerging growth companies. During his tenure with these two companies, Mr. Wiskowski had significant responsibility in the companies' raising of capital for private and public placements, primarily of high technology companies. Mr. Wiskowski sold his interest to the other principals of Advanced Equities approximately five years ago. Since December 2002, Mr. Wiskowski has been engaged in the business of providing financial and advisory services to emerging growth companies through Grander, LLC and Momentum Capital, LLC, both privately held advisory and consulting firms. As the sole owner of Grander, LLC and co-founder of Momentum Capital, LLC, Mr. Wiskowski's responsibilities are related to the location of potential clients, the negotiation of agreements with those clients and the provision of advisory services related to the clients.

      JAMES R. CLARK, DIRECTOR. From August 2000 until the Closing Date, Mr. Clark served as our Chief Executive Officer. Mr. Clark has served as a member of our board of directors since August 2000. Mr. Clark holds a Business Administration degree from Northwest Nazarene University, and is a Microsoft Certified Systems Engineer. Mr. Clark has over 20 years experience in information business technology, including management/ownership, technology development (new products and applications), computer design, manufacturing and marketing, networking design and maintenance, Internet planning and implementation and computer telephony. While serving as a Computer Telephony Engineer for Lucent Technologies, Mr. Clark gained experience in Internet/Intranet application and development.

      WESLEY F. WHITING, DIRECTOR. Mr. Whiting was President, director, and Secretary of Berge Exploration, Inc. (1978-88) and President, Vice President, and director of NELX, Inc. (1994-1998), and was Vice President and director of Intermountain Methane Corporation (1988-91), and President of Westwind Production, Inc. (1997-1998). He was a director of Kimbell deCar Corporation from 1998, until 2000 and he has been President and a director of Dynadapt System, Inc. since 1998. He was a Director of Colorado Gold & Silver, Inc. from 1999 to 2000. He was President and director of Business Exchange Holding Corp. from 2000 to 2002 and Acquisition Lending, Inc. (2000 to 2002). He was director and Vice President of Utilitec, Inc, 1999 to 2002, and has been Vice President and director of Agro Science, Inc. since 2001. He was President and director of Premium Enterprises, Inc. From October 2002 to December 31, 2002. He was appointed Director and Secretary of BSA SatelLINK, Inc. in 2002. He has been President and Director of Fayber Group, Inc. since 2003. He has also been Director of Life USA, Inc. since 2003.

Director Resignation

      On the Closing Date, Mr. Redgie Green resigned from his positions as a member of our board of directors. Additionally, it is contemplated that ten days after we file this Information Statement with the SEC and mail it to the registered holders of our Common Stock, Messrs. Whiting and Clark will resign from the Board and our Board will be comprised of two directors, Messrs. Wiskowski and Stukel, and will have two vacancies.

Other Information regarding our Directors and Executive Officers

      There are no family relationships among the current executive officers and directors. Also, none of our executive officers or directors are involved in a proceeding adverse to us. Additionally, none of such persons are or have been:

      o involved in a bankruptcy petition filed by or against any business of which such persons was a general partner or executive officer either at the time of bankruptcy or within two years prior to that time;

      o convicted of a criminal proceeding or is being subject to a pending criminal proceeding;

      o subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limited his involvement in any type of business, securities or banking activities; or

      o found by a court of competent jurisdiction, the SEC or the Commodity Future Trading Commission to have violated a federal or state securities or commodities law and the judgment has not been reversed, suspended or vacated.

Employment Agreements

      We do not have employment agreements with Messrs. Stukel or Wiskowski. We may enter into such agreements in the future.

Section 16(a) Beneficial Ownership Reporting Compliance

      Section 16(a) of the Exchange Act requires that our directors, executive officers and persons who own more than 10% of our outstanding common stock file initial reports of ownership and reports of changes in ownership in the common stock with the SEC. Officers, directors and stockholders who own more than 10% of the outstanding common stock of the Company are required by the SEC to furnish us with copies of all Section 16(a) reports they file. To our knowledge, based solely on the review of the copies of these reports furnished to us and written representations that no other reports were required during the year ended December 31, 2004, all officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Corporate Governance

      We are not a "listed company" under SEC rules and are, therefore, not required to have an audit committee comprised of independent directors. Our entire board of directors serves as our audit committee. The board of directors has determined that its members are able to read and understand fundamental financial statements and have substantial business experience that results in their financial sophistication. Accordingly, the board of directors believes that its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations of members of the audit committee.

      Additionally, our board of directors does not have a standing compensation or nominating committee. Because we do not have such committees, our full board performs the functions of such committees. In considering director nominees, at a minimum, our board will consider: (i) whether the director nominee provides the appropriate experience and expertise in light of the other members currently serving on the board and any other factors relating to the ability and willingness of a nominee to serve on the board, (ii) the number of other boards and committees on which the nominee serves, and (iii) the director nominee's business or other relationship, if any, with us, including whether the director nominee would be subject to a disqualifying factor in determining the nominee's "independence" as defined by the listing standards of the relevant securities exchanges. As of the date of this Information Statement, our board of directors has not adopted procedures for the recommendation of nominees for the board of directors. Our board of directors will accept nominations from our stockholders. No member of our board of directors is considered "independent."

Stockholder Communication with the Board

      Stockholders may send communications to our board of directors by writing to: Mind2Market, Inc., 7609 Ralston Road, Arvada, CO 80002, attention Board of Directors or any specified director. Any correspondence received at the foregoing address to the attention of one or more directors is promptly forwarded to such director or directors.

                             EXECUTIVE COMPENSATION

Executive Officer Compensation

      The following table sets forth the compensation payable to our Chief Executive Officer and other executive officers of the Company in 2004, for services in all capacities to the Company and its subsidiaries during the two fiscal years ended December 31, 2004.

                                                    ANNUAL COMPENSATION

                                                                                     OTHER              LONG-TERM
                                                                                    ANNUAL              AWARDS OF
NAME AND                                           SALARY           BONUS        COMPENSATION            OPTIONS
PRINCIPAL POSITION                   YEAR            ($)             ($)              ($)                (# SHS)
------------------                   ----            ---             ---              ---                -------
James R. Clark                       2003   40,000 (settled) (3)      0                0              3,000,000 (2)
  Chairman & CEO                     2004   20,000                    0                0                    0

Charles Jacobson (1)                 2003   150,000(waived) (4)       0                0                500,000 (2)
  Secretary/Treasurer                2004   0                         0                0                    0

(1) Mr. Jacobson's term as Secretary/Treasurer and a member of our board of directors expired as of December 31, 2004. Mr. Redgie Green was appointed as his successor effective January 1, 2005.
(2) These options have been cancelled by executed releases.
(3) While Mr. Clark was entitled to receive compensation of $40,000, Mr. Clark settled his claim with the Company for a lesser amount.
(4) While Mr. Jacobson was entitled to receive compensation of $150,000, Mr. Jacobson waived his right to receive this amount.

Compensation of Directors

      Our directors do not receive any compensation pursuant to any standard arrangement for their services as directors.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      We have set forth in the following table certain information regarding our Common Stock beneficially owned on the date of this Information Statement for
(i) each stockholder we know to be the beneficial owner of 5% or more of our outstanding Common Stock, (ii) each of our executive officers and directors, and
(iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security, or the power to dispose or to direct the disposition of the security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. Except as otherwise indicated, each stockholder named in the table has sole voting and investment power with respect to the shares beneficially owned. On the date of this Information Statement, there were 15,985,305 shares of common stock outstanding.

                                                                 NUMBER OF SHARES           PERCENT OF OUTSTANDING
NAME AND ADDRESS OF BENEFICIAL OWNER                          (POST SALE OF SHARES)          (POST SALE OF SHARES)
------------------------------------                          ---------------------          ---------------------
James Clark, Director                                                 62,000                          (1)
7609 Ralston Road
Arvada, CO 80002

Wesley Whiting, Director(2)                                           5,000                           (1)
10200 W. 44th Ave., #210E
Wheat Ridge, CO 80033

Lee Wiskowski, Director, Secretary and Treasurer(3), (4)            3,172,246                        19.8%
875 N. Michigan Ave., Suite 3335
Chicago, IL 60611

Douglas Stukel, Director and President(3), (5)                      2,831,250                        17.7%
875 N. Michigan Ave., Suite 3335
Chicago, IL 60611

Roberti Jacobs Family Trust U/A/D 11/11/99((3)), (6)                9,437,500                        59.0%
31 N. Suffolk Lane
Lake Forest, IL 60045

All executive officers and directors, as a group (4                 6,070,496                        37.9%
persons)

------------------------------------------------------------
(1) Ownership percentage is less than 1%.
(2) Mr. Whiting beneficially owns the 5,000 shares reported in the above table through his ownership interest in Argo Science, Inc. Argo Science, Inc. owns a total of 7,000 shares, Mr. Whiting, however, disclaims beneficial ownership of 2,000 shares.
(3) Immediately following the Closing Date, the 15,200,000 Shares purchased by M2M Acquisition, LLC were distributed as follows: (a) 100,000 shares to the Lender of the M2M Loan and (b) the remainder of the Shares to M2M's members on a pro rata basis based upon each member's percentage ownership of M2M. See "Change in Control Transaction."
(4) Of the 3,172,246 shares reported in the chart above, 2,831,250 shares are owned directly by Grander, LLC, an Illinois limited liability company, of which Mr. Wiskowski is the sole member, and 340,996 shares represent shares that may be acquired upon the exercise of options that are owned directly by M2M Acquisition, LLC, of which Mr. Wiskowski is the manager and Grander, LLC is a member. The options may be exercised by M2M as follows: (1) 120,249 shares may be purchased on or before August 10, 2005 at a price of $5.00 per share; (2) 80,249 shares may be purchased on or before November 8, 2005 at a price of $5.00 per share; (3) 80,249 shares may be purchased on or before February 6, 2006 at a price of $7.00 per share; and (4) 60,249 shares may be purchased on or before May 12, 2006 at a price of $10.00 per share. Each of Mr. Wiskowski and Grander, LLC disclaims beneficial ownership of the options (and shares underlying the options) except to the extent of their pecuniary interest therein. The 2,831,250 shares are pledged as security for the M2M Loan. See "Change in Control Transaction."
(5) These shares are owned directly by DJS Investments II, LLC, an Illinois limited liability company, of which Mr. Stukel is the sole member. These shares are pledged as security for the M2M Loan. See "Change in Control Transaction."
(6) These shares are pledged as security for the M2M Loan. See "Change in Control Transaction."

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      M2M has loaned $434,800 to the Company pursuant to the Purchase Agreement. The Loan matures in a single installment on August 13, 2005 and bears interest at a rate equal to the lesser of the maximum legally permitted rate or the rate of 18% per annum plus a charge of approximately $1,500. See "Change in Control Transaction" above. Additionally, both Grander, LLC and DJS Investments II, LLC are members of M2M. Mr. Wiskowski, our Treasurer, Secretary and a member of our board of directors, is the sole member of Grander, LLC and is the manager of M2M. Also, Mr. Stukel, our President and a member of our board of directors, is the sole member of DJS Investments II, LLC.

                                   SIGNATURES

      Pursuant to the requirements of the Exchange Act, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                              MIND2MARKET, INC.
                                              (Registrant)

Date:  May 26, 2005                           By:    /s/ Douglas Stukel
                                                     -------------------------
                                                     Douglas Stukel, President